March 14, 2025

Qingfeng Feng
Chief Executive Officer
Lotus Technology Inc.
No. 800 Century Avenue
Pudong District, Shanghai
People   s Republic of China

       Re: Lotus Technology Inc.
           Post Effective Amendment No. 1 to Registration Statement on Form F-3 Filed March 4, 2025
           File No. 333-282217
Dear Qingfeng Feng:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-3
General

1. Please revise to provide updated financial statements and related disclosures as required by Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 March 14, 2025
Page 2

       Please contact Kristin Baldwin at 202-551-7172 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing